Exhibit 99.1
GigaCloud Technology Inc Announces Completion of Independent Review
WALNUT, Calif., November 13, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, provided an update on the status of the previously announced independent review.

As previously disclosed, shortly after the short-seller firm Culper Research published a report on the Company on September 28, 2023 (the “Short Seller Report”), the Company’s board of directors authorized an independent review into certain claims raised in the Short Seller Report (the “Independent Review”). The Independent Review was conducted by the audit committee of Company’s board of directors (the “Audit Committee”) with the assistance of independent professional advisors, including White & Case LLP, an international law firm as its legal advisor and FTI Consulting (China) Limited (“FTI Consulting”), a forensic accounting expert that is not related to the Company’s auditor. Under the instructions of the Audit Committee, White & Case LLP and FTI Consulting reviewed key allegations in the Short Seller Report for the relevant time period as instructed by the Audit Committee.

The Independent Review within the instructed scope has now been completed. Based on such Independent Review, the Audit Committee has concluded that the reviewed claims in the Short Seller Report were not substantiated.
About GigaCloud Technology Inc
GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.
Safe Harbor Statement
This press release contains statements that may constitute “forward-looking statements” pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and other filings with the SEC.
For investor and media inquiries, please contact:
GigaCloud Technology Inc

Greta Tang, PR & IR Manager
Email: greta.tang@gigacloudtech.com
ICR
Ryan Gardella
Email: GigacloudIR@icrinc.com
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